VIA EDGAR and FEDEX
May 21, 2019
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tara Harkins
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 27, 2019
Filed February 21, 2019
File No. 000-23985

Dear Ms. Harkins,

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission the “Commission”) by letter dated May 7, 2019, with respect to NVIDIA’s Form 10-K listed above (the “Comment”). For the Staff’s convenience, the Comment has been incorporated into this response letter.

Notes to the Consolidated Financial Statements
Note 16 - Segment Information, page 70

1.
We note your disclosures related to revenues from cryptocurrency-specific product sales in MD&A. Please tell us how you considered separate disclosure of revenues related to all your cryptocurrency related products and services when presenting the disclosures required by ASC 280-10-50-40. Tell us how such revenues are reflected currently in the table on page 72.

NVIDIA respectfully acknowledges the Staff’s comment and advises the Staff of the following.

ASC 280-10-50-40 indicates that “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

We report our revenues for the four marketed platforms that we target - gaming, professional visualization, data center, and automotive, along with a fifth group - OEM & IP, which primarily includes revenue from sales of non-gaming GPUs and cryptocurrency-specific products.

For cryptocurrency-specific applications, we created targeted processors, known as CMPs, that were optimized for mining and disabled all gaming functionality (e.g. no display outputs or graphics functionality). We recognized revenue from sales of these CMP products for five fiscal quarters across fiscal years 2018 and 2019. CMP products were identified as separate SKUs within our systems, allowing us to quantify the amount of CMP sales. As the Staff noted, we indicated the impact of CMP product revenue on our business and results of operations in our MD&A, specifically stating on page 25 of the Form 10-K “[r]evenue from cryptocurrency-specific products in fiscal years 2019 and 2018 was $306 million and $273 million, respectively.”

CMP revenue was reported within the OEM & IP category in the table on page 72. We believe the aggregation of CMP revenue in the OEM & IP line is appropriate based on the quantitative and qualitative criteria in ASC 280-10-50-11:

•	Our CMP product sales had similar gross margins as OEM products, with all such products achieving gross margins ranged between 50%-60%.

•
CMP products were sold in a similar nature to our OEM products, in that each sale incorporated a processor that was based on a common architecture (e.g. our Pascal architecture) and sold with memory similar to that used in the OEM systems containing our products.

•	CMP products had similar production processes as OEM products, as the wafers for each were manufactured by the same foundries and the processors were assembled and tested by the same subcontractors.

•
CMP products also had similar customers as OEM products. For example, the top four CMP customers, representing 75% of CMP revenue, were also OEM customers during the time period when we sold CMP products.

•	Finally, CMP products were sold using similar distribution methods as OEM products, primarily as direct sales to such CMP/OEM customers.

Therefore, we respectfully submit that the aggregation of CMP revenue in the OEM & IP market platform table of page 72 was appropriate, and that further disaggregation of OEM revenue was not required.

As to any other cryptocurrency-related revenue, other than CMP products, we did not and do not target our product sales for cryptocurrency-related purposes. Our products are designed and sold to target markets where GPUs deliver performance advantages relative to legacy approaches. Our target markets include gaming, professional visualization, data center, and automotive. Although we cannot control how any product is used, resold, or modified after it enters the stream of commerce, our gaming products have always been designed, marketed, and sold to our customers for gaming, not cryptocurrency.

* * * *

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation

By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:    Timothy S. Teter - Executive Vice President and General Counsel
Michael J. Byron - Vice President and Chief Accounting Officer
Eric C. Jensen - Cooley LLP
D. Timothy Carey - PricewaterhouseCoopers LLP